787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 13, 2012

Via EDGAR

Patrick Scott

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Series Fund, Inc.

File Nos. 002-69062 and 811-03091

Post-Effective Amendment No. 43

Dear Mr. Scott:

On behalf of BlackRock Series Fund, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on March 28, 2012 regarding Post-Effective Amendment No. 43 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 45 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”) with respect to the BlackRock Balanced Capital Portfolio, the BlackRock U.S. Government Bond Portfolio, the BlackRock High Yield Portfolio and the BlackRock Total Return Portfolio (each a “Fund” and together, the “Funds”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

GENERAL COMMENTS

Comment 1(a):	Fund Overview: If the registrant intends to rely on Rule 498(b)(1)(v) for the purposes of delivering a summary prospectus, please revise the heading of each summary prospectus to read “Summary Prospectus.” Otherwise, please revise the heading to read “Fund Summary.”

New York      Washington, DC      Paris      London      Milan      Rome      Frankfurt      Brussels

April 13, 2012

Response:	The Funds at this time do not intend to rely on Rule 498. The Funds respectfully decline to revise the section heading “Fund Overview” to read “Fund Summary.” The Funds do not believe that this change is required by Form N-1A and prefer to continue using the section heading “Fund Overview” in the Funds’ statutory prospectuses, consistent with language used across the BlackRock fund complex.
Comment1(b):	Performance Disclosure: In the paragraph preceding the performance bar chart for each Fund, please remove the two sentences that refer to the imposition of sales charges and include language stating that separate accounts expenses are not reflected in the performance bar chart and performance table.
Response:	The requested change has been made.

BLACKROCK BALANCED CAPITAL PORTFOLIO – FUND OVERVIEW

Comment 2(a):	Annual Fund Operating Expenses (p. 5): Please note that the Fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or a footnote unless the expense limitation or waiver arrangement will actually reduce Fund operating expense for at least one year from the effective date of the fund’s registration statement. If the Fund’s expenses will not trigger the expense cap, please remove the footnote. See Instruction 3(e) to Item 3 of Form N-1A. Such disclosure can be moved to Item 10(a) instead.
Response:	The Fund respectfully declines to make the requested change. In the adoption of the recent amendments to Form N-1A, the Commission stated that the disclosure on fee waivers and/or expense reimbursements should show investors how such arrangements will affect expenses in the future, and is not for the purpose of showing whether expenses were reduced in the past:

“We have eliminated the proposed requirement that the reimbursement or waiver arrangement has reduced operating expenses in the past, as suggested by two commenters, because this is irrelevant to the impact that the arrangements will have in the future. The purpose of the permitted line items is to show investors how the arrangements will affect expenses in the future and not how they have affected expenses in the past.”1 (emphasis added)

April 13, 2012

Notably, the final amendments to Form N-1A differed from the Commission’s original proposal. Proposed Instruction 3 to Item 3 would have stated: “If there were expense reimbursement or fee waiver arrangements that reduced any Fund operating expenses and will continue to reduce them for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table…”2 The final amendments to Form N-1A eliminated the requirement that the fee waiver arrangements be those “that reduced” Fund operating expenses, and Instruction 3 to Item 3 now states: “If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table...” The Funds believe that the disclosures of the fee waiver and/or expense reimbursement line item in the fee table and the applicable footnote is consistent with the Commission’s guidance as reflected in the final amendments to Form N-1A and is therefore permitted.
Comment2(b):	Principal Investment Strategies (p. 6): The staff notes that the Principal Risks section discloses the risks of High Portfolio Turnover and Structured Notes. In response to both Items 4 and 9, please disclose that active trading and investments in structured notes are principal investment strategies.
Response:	The requested change has been made. In addition, the following disclosure has been added to the “Details about the Fund—Principal Investment Strategies” section of the Fund’s prospectus:

Instruments such as these have principal and/or interest payments linked to the value of a foreign currency, an index of securities, an interest rate, or other financial indicators.

BLACKROCK BALANCED CAPITAL PORTFOLIO – DETAILS ABOUT THE FUND

Comment 3(a):	Investment Process (p. 11): Please include the discussion of the Fund’s investment process as a sub-heading to the Principal Investment Strategies.
Response:	The Fund respectfully declines to make the requested change. The Fund submits that with the exception of Items 2 through Items 8, Form N-1A permits the Fund to organize its prospectus in any order so long as the organization makes it easy for investors to understand. The Fund believes that the organization and presentation of the information contained in the prospectus satisfies this requirement and makes it easy for investors to understand.

1 Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 and Securities Act Release No. 8998 at Section III.A.3.d, (January 13, 2009) (final rule).

2 Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28064 and Securities Act Release No. 8861, (November 31, 2007) (proposing release).

April 13, 2012

Comment 3(b):	Principal Investment Strategies (p. 12): The disclosure notes that the Fund may use derivatives as a principal investment strategy. Please clarify the purpose for which derivatives may be used (e.g. hedging or speculation). To the extent that derivatives may be used for speculation, please revise the corresponding Derivatives Risk to include a discussion of the risk involved in investing in derivatives on a speculative basis. As necessary, please revise the Item 4 disclosure (strategies and risks) to provide a summary of any changes made in response to this comment.
Response:	The Fund respectfully declines to make the requested changes. The Fund believes that its current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.
Comment 3(c):	Other Strategies (p. 13): Please confirm supplementally that none of the strategies discussed in this section represent a principal investment strategy of the Fund. In addition, when discussing the other strategies and the risks associated with those other strategies please clarify that these strategies and risks are non-principal.
Response:	The Fund confirms that each of the strategies listed under the subsection titled “Other Strategies” is not a principal strategy of the Fund. The Fund respectfully declines to make the requested change. The Fund believes that the current prospectus disclosure sufficiently delineates the Fund’s “other strategies” from the Fund’s principal investment strategies.

BLACKROCK U.S. GOVERNMENT BOND PORTFOLIO – FUND OVERVIEW

Comment 4(a):	Annual Fund Operating Expenses (p. 25): Please note that the Fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or a footnote unless the expense limitation or waiver arrangement will actually reduce Fund operating expense for at least one year from the effective date of the Fund’s registration statement. If the Fund’s expenses will not trigger the expense cap, please remove the footnote. See Instruction 3(e) to Item 3 of Form N-1A. Such disclosure, can be moved to Item 10(a) instead.
Response:	The Fund respectfully declines to make the requested change. Please see the response to Comment 2(a).

April 13, 2012

Comment 4(b):	Principal Investment Strategies (p. 26): Please summarize the purposes for which the Fund may invest in derivatives as noted in response to Item 9.
Response:	The Fund respectfully declines to make the requested changes. The Fund believes that its current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.
Comment 4(c):	Principal Investment Strategies (p. 26): If derivatives that are economically equivalent to government bonds are counted towards the 80% threshold, please specifically state so.
Response:	Derivatives that are the economic equivalents of bonds that are issued or guaranteed by the U.S. Government and its agencies are not included in the Fund’s 80% policy.
Comment 4(d):	Derivatives Risk (p. 26): Please summarize the risk to investors in the use of derivatives for speculative purposes.
Response:	The Fund respectfully declines to make the requested changes. The Fund believes that its current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.
Comment 4(e):	Portfolio Turnover (p. 26): Please clarify supplementally why the portfolio turnover for this fund is so high.
Response:	The Fund invests in mortgage-backed securities, and within this allocation, Fund management uses TBA transactions to manage exposure, as it is a highly liquid market. The reason TBA transactions inflate the Fund’s turnover rate is because these investments, which generally have a short-term duration, are typically rolled forward for an additional term after the expiration of the previous term. Each time the portfolio managers roll these investments forward it appears that there has been turnover when, in fact, the portfolio managers have not purchased or sold a bond. In addition, the Fund engages in relative value trades to enhance returns which also contribute to turnover.

BLACKROCK U.S. GOVERNMENT BOND PORTFOLIO – DETAILS ABOUT THE FUND

Comment 5(a):	Investment Process (p. 32): Please include the discussion of the Fund’s investment process as a sub-heading to the Principal Investment Strategies.
Response:	The Fund respectfully declines to make the requested change. The Fund submits that with the exception of Items 2 through Items 8, Form N-1A permits the Fund to organize its prospectus in any order so long as the organization makes it easy for investors to understand. The Fund believes that the organization and presentation of the information contained in the prospectus satisfies this requirement and makes it easy for investors to understand.

April 13, 2012

Comment 5(b):	Other Strategies (p. 33): Please confirm supplementally that none of the strategies discussed in this section represent a principal investment strategy of the Fund. In addition, when discussing the other strategies and the risks associated with those other strategies please clarify that these strategies and risks are non-principal.
Response:	The Fund confirms that each of the strategies listed under the subsection titled “Other Strategies” is not a principal strategy of the Fund. The Fund respectfully declines to make the requested change. The Fund believes that the current prospectus disclosure sufficiently delineates the Fund’s “other strategies” from the Fund’s principal investment strategies.
Comment 5(c):	Derivatives Risk (p. 34): Please include a discussion of the risk to investors in the use of derivatives for speculative purposes.
Response:	The Fund respectfully declines to make the requested changes. The Fund believes that its current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.
Comment 5(d):	Financial Highlights (p. 38): The Staff notes for fiscal year ended December 31, 2010, the Fund’s portfolio turnover rate was 3,218% of the average value of its portfolio. Please explain supplementally why the Fund has such a comparatively high portfolio turnover rate.
Response:	This Fund invests in mortgage-backed securities, and within this allocation, Fund management uses TBA transactions to manage exposure, as it is a highly liquid market. The reason TBA transactions inflate the Fund’s turnover rate is because these investments, which generally have a short-term duration, are typically rolled forward for an additional term after the expiration of the previous term. Each time the portfolio managers roll these investments forward it appears that there has been turnover when, in fact, the portfolio managers have not purchased or sold a bond. In addition, the Fund engages in relative value trades to enhance returns which also contribute to turnover.

BLACKROCK HIGH YIELD PORTFOLIO – FUND OVERVIEW

Comment 6(a):	Annual Fund Operating Expenses (p. 41): Please note that the Fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or a footnote unless the expense limitation or waiver arrangement will actually reduce fund operating expense for at least one year from the effective date of the fund’s registration statement. If the Fund’s expenses will not trigger the expense cap, please remove the footnote. See Instruction 3(e) to Item 3 of Form N-1A. Such disclosure can be moved to Item 10(a) instead.

April 13, 2012

Response:	The Fund respectfully declines to make the requested change. Please see the response to Comment 2(a).

BLACKROCK HIGH YIELD PORTFOLIO – DETAILS ABOUT THE FUND

Comment 7(a):	Investment Process (p. 47): Please include the discussion of the Fund’s investment process as a sub-heading to the Principal Investment Strategies.
Response:	The Fund respectfully declines to make the requested change. The Fund submits that with the exception of Items 2 through Items 8, Form N-1A permits the Fund to organize its prospectus in any order so long as the organization makes it easy for investors to understand. The Fund believes that the organization and presentation of the information contained in the prospectus satisfies this requirement and makes it easy for investors to understand.
Comment 7(b):	Other Strategies (p. 48): Please confirm supplementally that none of the strategies discussed in this section represent a principal investment strategy of the Fund. In addition, when discussing the other strategies and the risks associated with those other strategies please clarify that these strategies and risks are non-principal.
Response:	The Fund confirms that each of the strategies listed under the subsection titled “Other Strategies” is not a principal strategy of the Fund. The Fund respectfully declines to make the requested change. The Fund believes that the current prospectus disclosure sufficiently delineates the Fund’s “other strategies” from the Fund’s principal investment strategies.

BLACKROCK TOTAL RETURN PORTFOLIO – FUND OVERVIEW

Comment 8(a):	Annual Fund Operating Expenses (p. 58): Please note that the Fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or a footnote unless the expense limitation or waiver arrangement will actually reduce Fund operating expense for at least one year from the effective date of the fund’s registration statement. If the Fund’s expenses will not trigger the expense cap, please remove the footnote. See Instruction 3(e) to Item 3 of Form N-1-A. Such disclosure can be moved to Item 10(a) instead.
Response:	The Fund respectfully declines to make the requested change. Please see the response to Comment 2(a).

April 13, 2012

Comment 8(b):	Principal Investment Strategies (p. 59): Please include money market securities as one of the securities the Fund may invest in as disclosed in the Item 9 disclosure on page 64.
Response:	The Fund respectfully notes that money market securities are included in the list of fixed income securities in which the Fund may invest.
Comment 8(c):	Principal Investment Strategies (p. 59): The Item 9 disclosure on page 65 notes that the Fund may invest in credit linked notes; credit linked trust certificates; structured notes; or other instruments evidencing interests in special purpose vehicles, etc. Please include a statement to this effect in response to Item 4 on page 59 as well.
Response:	The requested change has been made.
Comment 8(d):	Derivatives Risk (p. 59): Please summarize the risk to investors in the use of derivatives for speculative purposes.
Response:	The Fund respectfully declines to make the requested changes. The Fund believes that its current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.
Comment 8(e):	High Portfolio Turnover Risk (p. 61): In response to both Items 4 and 9, please disclose that a principal investment strategy of the fund is to engage in active and frequent trading.
Response:	The requested change has been made.

BLACKROCK TOTAL RETURN PORTFOLIO – DETAILS ABOUT THE FUND

Comment 9(a):	Investment Process (p. 64): Please include the discussion of the Fund’s investment process as a sub-heading to the Principal Investment Strategies.
Response:	The Fund respectfully declines to make the requested change. The Fund submits that with the exception of Items 2 through Items 8, Form N-1A permits the Fund to organize its prospectus in any order so long as the organization makes it easy for investors to understand. The Fund believes that the organization and presentation of the information contained in the prospectus satisfies this requirement and makes it easy for investors to understand.
Comment 9(b):	Principal Investment Strategies (p. 65): Please provide additional disclosure describing credit linked notes, credit linked trust certificates, structured notes, or other instruments evidencing interests in special purpose vehicles, etc. Please also clarify supplementally whether these instruments are rated by the ratings services.

April 13, 2012

Response:	The requested change has been made. The following disclosure has been added to the “Details about the Fund—Principal Investment Strategies” section of the Fund’s prospectus:

Instruments such as these have principal and/or interest payments linked to the value of a foreign currency, an index of securities, an interest rate, or other financial indicators.

    The Fund notes that these types of instruments in which it currently invests are unrated.

Comment 9(c):	Other Strategies (p. 62): Please confirm supplementally that none of the strategies discussed in this section represent a principal investment strategy of the Fund. In addition, when discussing the other strategies and the risks associated with those other strategies please clarify that these strategies and risks are non-principal.
Response:	The Fund confirms that each of the strategies listed under the subsection titled “Other Strategies” is not a principal strategy of the Fund. The Fund respectfully declines to make the requested change. The Fund believes that the current prospectus disclosure sufficiently delineates the Fund’s “other strategies” from the Fund’s principal investment strategies.
Comment 9(d):	Derivatives Risk (p. 63): Please include a discussion of the risk to investors in the use of derivatives for speculative purposes.
Response:	The Fund respectfully declines to make the requested changes. The Fund believes that its current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.

OTHER IMPORTANT INFORMATION

Comment 10:	Short-Term Trading Policy (p. 77): Please confirm supplementally that all of the disclosure in this section is applicable to insurance products; if not please revise the disclosure accordingly (e.g., generally, transactions are not made directly with the Fund).
Response:	The Boards of the BlackRock open-end funds have adopted a joint Short-Term Trading Policy for consistency and this Policy is applicable across the entire open-end complex.

April 13, 2012

SAI

Comment 11:	Purchase of Shares & Redemption of Shares (pp. 219 & 231): Please confirm supplementally that the information disclosed in these two sections is applicable to variable insurance investors.
Response:	Information in the “Redemption of Shares” section in Part II of the Funds’ SAI is applicable to variable insurance investors. However, information in the “Purchase of Shares” section in Part II of the Funds’ SAI is not specifically applicable to variable insurance investors. Part II of the Funds’ SAI includes information applicable to all mutual funds in the BlackRock complex, and, as is stated on page II-1, certain information contained in the SAI Part II may not be relevant to a particular Fund. Information regarding the purchase of Fund shares applicable to variable insurance investors is provided in Part I of the Funds’ SAI under the caption “Purchase of Shares.” The Funds’ SAI Part II has been amended to include a cross reference directing variable insurance investors to the SAI Part I for information regarding the purchase of Fund shares.

* * * * * * * * * *

The Registrant’s Tandy representations are enclosed with this letter.

        Please do not hesitate to contact me at (212) 728-8865 if you have comments or if you require additional information regarding the Funds’ Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Ben Archibald, Esq. Aaron Wasserman, Esq. Maria Gattuso, Esq